File No. 70-09699

                            (As filed March 29, 2002)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 10)

                                  ON FORM U-1/A
                             APPLICATION/DECLARATION

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                                                     Eastern Enterprises
Brooklyn Union Gas Company                                              EE Acquisition Company, Inc.
  and its subsidiary companies                                          EEG Acquisition Company, Inc.
KeySpan Energy Corporation                                              Eastern Associated Securities Corp.
  and its subsidiary companies                                          Eastern Energy Systems Corp.
KeySpan Electric Services LLC                                           Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC                                    Eastern Urban Services, Inc.
KeySpan Technologies Inc.                                               Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary                                    PCC Land Company, Inc.
   companies                                                            Philadelphia Coke Co., Inc.
One MetroTech Center                                                    Water Products Group Incorporated
Brooklyn, New York  11201                                               Western Associated Energy Corp.
KeySpan Gas East Corporation                                            9 Riverside Road
KeySpan Generation LLC                                                  Weston, Massachusetts  02493
KeySpan Corporate Services LLC                                          Boston Gas Company and its
KeySpan Utility Services LLC                                                  subsidiary companies
Marquez Development Corp.                                               Essex Gas Company and its subsidiary companies
Island Energy Services Company, Inc.                                    Colonial Gas Company and its
LILCO Energy Systems, Inc.                                                   subsidiary companies
175 East Old Country Road                                               One Beacon Street
Hicksville, New York  11801                                             Boston, Massachusetts  02108
KeySpan-Ravenswood Inc.                                                 Midland Enterprises Inc., and its
KeySpan-Ravenswood Services Corp.                                            subsidiary companies
38-54 Vernon Boulevard                                                  300 Pike Street
Long Island City, New York  11101                                       Cincinnati, Ohio  45202
KeySpan Services, Inc., and its                                         ServicEdge Partners, Inc.
       subsidiary companies                                             AMR Data Corporation
Octagon 10 Office Building                                              62 Second Avenue
1719 Route 10, Suite 108                                                Burlington, Massachusetts  01803
Parsippany, New Jersey 07054                                            EnergyNorth Natural Gas, Inc.
KeySpan Energy Trading Services LLC                                     Broken Bridge Corporation
100 East Old Country Road                                               EnergyNorth Realty, Inc
Hicksville, New York 11801                                              1260 Elm Street
KeySpan Energy Supply LLC                                               P.O. Box 329
14-04 111th Street                                                      Manchester, New Hampshire  03105
College Point, New York  11356
------------------------------------------------------------------------------

 (Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
        (Name of top registered holding company parent of each applicant)

                               Steven L. Zelkowitz
                            Executive Vice President
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201


             ------------------------------------------------------

                     (Name and address of agent for service)

                       POST EFFECTIVE AMENDMENT NO. 10 TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



           By order dated November 8, 2000, in File No. 70-9699, as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan Corporation's ("KeySpan") proposals for (i) the allocation methodologies proposed in the service agreements (the "Service Agreements") of KeySpan Utility Services LLC ("KUS"), KeySpan Corporate Services LLC ("KCS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively referred to herein as the "Service Companies"); and (ii) the use of KUS and KCS as separate service companies. The Financing Order specifies that by March 31, 2002, KeySpan must file a post- effective amendment justifying the above mentioned proposals. KeySpan herein requests release of jurisdiction over the foregoing matters so that the Service Companies may continue to provide essential services to KeySpan and its subsidiaries. A description of the services provided and the allocation methodologies utilized by the Service Companies are set forth more fully in Exhibit I hereto. However, in order to facilitate the Commission's review of this request to release jurisdiction over the above proposals, set forth below is a brief description of the services provided and the allocation methodologies utilized by the Service Companies.

Description of the Services Provided by the Service Companies

           As described in greater detail in Exhibit I, the services KCS provides to KeySpan and its subsidiaries include, but are not limited to, accounting; tax; auditing; treasury and finance services; risk management; financial planning; investor relations and shareholder services; information technology, communications and computer services; legal and regulatory; corporate secretary functions; human resources; environmental services; strategic planning and corporate performance; customer services and communications and customer strategy; materials management and purchasing; facilities management; fleet management; security; corporate affairs; and executive and administrative.

           As described in greater detail in Exhibit I, KUS provides to KED NY, KED LI, KeySpan Generation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC the following services: gas and electric transmission and distribution systems planning; research, development and demonstration; fuel management, marketing and sales; and meter operations.

           As described in greater detail in Exhibit I, KENG provides the following services to affiliates: advise and assist in the study, planning, engineering, maintenance and construction of energy plant facilities, gas systems and electric systems; advise, assist and manage the planning, engineering (including maps and records) and construction operations of client companies; develop and administer quality assurance programs; and, develop long-range operational programs and advise and assist coordination of such programs. KENG will also provide surveying services.

Description of the Allocation Methodologies Utilized by the Service Companies

           The Service Companies allocate all service company costs to associated regulated and non- utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

           The cost of service will be determined in accordance with the Public Utility Holding Company Act of 1935, as amended (the "Act") and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by the Service Companies, including a reasonable return on capital which will reflect a capitalization of the Service Companies of no more than equity of ten percent (10%), and all associated taxes.

           Each of the Service Companies will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of the Service Companies in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor costs will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all Service Company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, the Service Companies may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. The Service Companies will establish annual budgets for controlling the expenses of each department.

           The monthly costs of the Service Companies will be directly assigned to client companies where possible. Amounts that cannot be directly assigned will be allocated to client companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, each of the Service Companies' cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

           Each client company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such client company and which that particular Service Company in that particular case concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a client company from liability for all costs already incurred by, or contracted for, by the Service Companies pursuant to the project or activity regardless of whether the services associated with such costs have been completed.

           Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement with the Long Island Power Authority (LIPA), the revenues, assets, etc., managed on their behalf, will be included in the basis, with the applicable client company's data, in order to determine appropriate allocations.

           The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then the Service Companies may adjust the basis to effect an equitable distribution.

Justification of the Use of the Allocation Methodologies Proposed in the Service Companies' Service Agreements

           Each of the Service Companies will directly assign or allocate by activity, project, program, work order or other appropriate basis the services they each provide to their respective client companies. Costs of services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate associate company in accordance with the guidelines set forth in Exhibit I of the respective Service Agreements. Each of the Service Companies' accounting and cost allocation methods and procedures have been structured so as to comply with the Commission's standards for service companies in registered holding company systems and they will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding company systems. As compensation for services, the Service Agreements provide for the client companies to pay for services at cost in compliance with Section 13(b) of the Act and Commission Rules 90 and 91. Moreover, each of the Service Companies will file the annual report required by the Commission pursuant to Rule 94 on Form U-13-60.

           No change in the organization of either of the Service Companies, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the applicable Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify such Service Company within the 60 day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until such Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

Justification of the Use of KCS and KUS as Separate Service Companies

           KeySpan's Service Companies, KCS and KUS, provide comprehensive services to their affiliates and subsidiaries. Each of these two Service Companies provide a distinct set of services to its client companies. KCS provides a variety of traditional corporate and administrative services to KeySpan and its subsidiaries. In contrast, the only services that KUS provides are (a) gas and electric transmission and distribution systems planning, (b) marketing (planning, administration and support), (c) gas supply planning and procurement, (d) research, development and demonstration, and (e) meter repair operations. KUS only provides these services to KeySpan Energy Delivery NY, KeySpan Energy Delivery LI, KeySpan Generation, KeySpan Electric Services LLC ("KES") and KeySpan Energy Trading Services LLC (collectively, the "New York Subsidiaries"). There is no overlap in the services provided by KUS and KCS, and, as discussed below, because of the requirements of the New York State Public Service Commission (the "NYPSC"), the services offered by KUS, KCS and KENG must be provided by separate companies.

           As a condition of the NYPSC's approval in 1998 of the formation of KeySpan as an unregulated utility holding company, the NYPSC required KeySpan to form separate service companies (i.e., KCS and KUS) in order to provide the services noted above1.

           Specifically, the NYPSC requires that KeySpan have a separate service company that provides certain services only to the jurisdictional New York utilities and their successors. As more fully described above, KCS provides traditional corporate administrative services to KeySpan and its subsidiaries. However, consistent with the NYPSC requirements, KUS was established to provide the services that the NYPSC mandated to be supplied by a separate affiliate. This separation provides the NYPSC with protections against cross subsidization and simplifies accounting and ratemaking.

           We are currently engaged in discussions with the NYSPSC concerning the elimination of KUS and the transfer of the services it currently provides to the New York Subsidiaries to KCS and KENG, as appropriate. Should the NYSPSC authorize the elimination of KUS, KeySpan undertakes to do so as soon as practicable and to advise the Commission accordingly. Although no assurances can be given as to the timing of such authorization, KeySpan currently anticipates such authorization will be received by December 31, 2002.






-------------------

     1 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998).

                                    SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.

                                              KEYSPAN CORPORATION


                                              /s/Steven L. Zelkowitz
                                              -----------------------------
                                              Steven L. Zelkowitz
                                              Executive Vice President and
                                              General Counsel

                                    EXHIBIT I

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.

4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan Corporation and its operating subsidiaries and its outlook within the financial community, enhancing KSE's position in the energy industry; balancing and diversifying shareholder investment in KSE through a wide range of activities; providing feedback to KSE and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.

Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.


7.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and EEO programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.

8.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.


9.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.


10.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries

11.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.


Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations.


12.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations


13.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.

The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.
-----------------------------------------------------------------------

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Corporate Affairs                          3-point formula

         Customer Services                          # of  phone calls
                                                    # of bills
                                                    # of meters
                                                    3-point formula

         Environmental Services                     Clearing
                                                    Property
                                                    3-point formula

         Executive and Administrative               3-point formula

         Financial Services                         3-point formula
                                                    Property
                                                    # of Meters
                                                    # of Bills

         General Engineering                        Clearing
                                                    Property
                                                    3-point formula

         Human Resources                            # of Employees
                                                    3-point formula

         Information Technology                     # of Meters
                                                    # of employees
                                                    Revenue
                                                    Clearing
                                                    3-point formula

         Legal and Regulatory                       3-point formula

         Marketing and Sales                        3-point formula

         Operating Services                         sendout
                                                    # of bills
                                                    # of meters
                                                    # of vehicles
                                                    % of square footage occupied
                                                    # of employees
                                                    Clearing
                                                    3-point formula

         Research and Development                   3-point formula

         Strategic Planning and Corporate Performance

                                                    3-point formula

Definition of Allocation Factors to be used by KCS


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.


# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

C.  Description of Services Offered by KeySpan Utility Services


1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.

5.   Gas and Electric Transmission and Distribution Planning

Provide gas and electric transmission and distribution planning services as related to system and safety reliability, expansion and load handling capabilities.

6.       Executive and Administrative

Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.


D.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         Fuel Management                             sendout
                                                     3-point formula

         Marketing and Sales                         3-point formula

         Meter Operations                            #of meters

         Research and Development                    3-point formula

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula

Definition of Allocation Factors to be used by KUS
--------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

E.   Description of Services Offered by KeySpan Engineering & Survey Inc.



1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.


F.       Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
               -----------                           -------------------

         General Engineering                                 Clearing
                                                             Property
                                                             3-point formula

         Executive and Administrative                        3-point formula

Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related basis such as labor costs for fringe benefits or number of vehicles for transportation.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.